

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2015

Via E-mail
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LLC
1000 Main Street, Suite 3000
Houston, TX 77002

>   **Re:** **Sanchez Production Partners LLC (f/k/a Constellation Energy**
>   **Partners LLC)**
>   **Amendment No. 6 to Registration Statement on Form S-4**
>   **Filed January 14, 2015**
>   **File No. 333-198440**

Dear Mr. Brunner:

We have limited our review of your amended filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Partnership Agreement, page 64

Applicable Law; Forum, Venue and Jurisdiction, page 66

1.   We note your response to our prior comment 1, and your reference to the obligation to reimburse Sanchez LP and its affiliates "(including [y]our general partner, the directors of [y]our general partner and the owner of [y]our general partner)." Based upon how you define the term "affiliate" in your partnership agreement, however, it appears that several parties other than your general partner, the directors of your general partner, and the owner of your general partner will be entitled to reimbursement under the fee-shifting provision. If true, please revise to clarify. In addition, disclose the definition of "affiliate" included in the partnership agreement or provide a cross reference to the definition in the partnership agreement included as Annex B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director